

October 22, 2013

Via E-mail
Mr. Yong Zhao, Chief Financial Officer
LianDi Clean Technology, Inc.
4th Floor, Tower B, Wanliuxingui Building,
No. 28 Wanquanzhuang Road,
Haidian District, Beijing, China, 100089

      Re: **LianDi Clean Technology, Inc.**
                Form 10-K for the year ended March 31, 2012
                Filed July 13, 2012
                File No. 0-52235

Dear Mr. Zhao:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ John Cash

                John Cash
                Branch Chief